Exhibit 99.1

Consolidated Financial Statements

Student Transportation Inc.

For the three and nine months ended March 31, 2017 and 2016

Student Transportation Inc.

Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

Student Transportation Inc.

Consolidated Balance Sheets

(000’s of U.S. dollars)

	As at	As at
	March 31, 2017	June 30, 2016
Assets
Current assets:
Cash and cash equivalents	$5,270	$7,759
Accounts receivable, net of allowance for doubtful accounts of
$190 and $109 at March 31, 2017 and June 30, 2016, respectively	102,453	63,018
Inventory	4,374	4,415
Prepaid expenses	21,532	14,330
Other current assets	4,312	3,216
Total current assets	137,941	92,738

Other assets	25,793	18,065
Property and equipment, net	222,806	228,572
Oil and gas interests, net	4,529	5,398
Other intangible assets, net	56,011	58,734
Goodwill	140,941	141,669
Total assets	$588,021	$545,176

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$10,165	$8,946
Accrued expenses and other current liabilities	57,618	55,264
Total current liabilities	67,783	64,210

Long-term debt , net	322,270	269,672
Asset retirement obligation	554	527
Deferred income tax liability	42,792	42,083
Class B Series Three common share liability	0	2,768
Other liabilities	20,411	20,021
Total liabilities	453,810	399,281

Shareholders' equity
Paid in Share Capital	511,603	496,990
Accumulated deficit	(379,675)	(351,108)
Accumulated other comprehensive income	2,283	13
Total shareholders’ equity	134,211	145,895
Total liabilities and shareholders’ equity	$588,021	$545,176

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Operations

(000’s of U.S. dollars, unless specified, except share and per share amounts)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016

Revenues	$185,187	$173,241	$464,539	$434,004

Costs and expenses:
Cost of operations	136,915	127,775	356,648	334,772
General and administrative	17,394	16,954	50,529	46,125
Non-cash stock compensation	-	983	5,802	3,967
Acquisition expense	-	192	-	192
Depreciation and depletion expense	14,101	14,345	33,164	33,727
Amortization expense	786	782	2,360	2,360
Impairment of oil and gas assets	-	-	224	1,200
Total operating expenses	169,196	161,031	448,727	422,343

Income from operations	15,991	12,210	15,812	11,661

Interest expense	4,440	3,833	13,600	10,821
Foreign currency (gain) loss	(77)	561	(91)	1,287
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	-	291	(190)	286
Other (income) expense, net	(1,104)	1,351	(964)	(330)
Income (loss) before income taxes and equity in net loss of unconsolidated investment	12,732	6,174	3,457	(403)
Equity in net loss of unconsolidated investment	-	(36)	-	(11)
Income tax expense (benefit)	4,867	2,369	1,260	(173)

Net income (loss)	$7,865	$3,769	$2,197	$(241)
Weighted average number of shares outstanding-basic	93,130,465	96,698,310	92,390,625	96,524,078
Weighted average number of shares outstanding-diluted	110,508,667	111,301,392	110,086,562	111,127,160
Basic and diluted net income per common share	$0.08	$0.04	$0.02	$-
Dividends declared per common share	$0.11	$0.11	$0.33	$0.33

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Comprehensive Income (Loss)

(000’s of U.S. Dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Net income (loss) :	$7,865	$3,769	$2,197	$(241)
Other comprehensive (loss) income:
Unrealized (loss) gain on currency translation adjustments	(763)	319	2,270	(403)
Other comprehensive (loss) income :	(763)	319	2,270	(403)

Comprehensive income (loss)	$7,102	$4,088	$4,467	$(644)

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Shareholders’ Equity

(000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2015	96,141,516	$517,560	$(2,120)	$(315,633)	$199,807
Net loss	-	-	-	(241)	(241)
Dividends	-	-	-	(31,384)	(31,384)
Common stock issuance	1,203,394	4,597	-	-	4,597
Repurchase of common stock	(575,226)	(2,284)	-	-	(2,284)
Other comprehensive loss	-	-	(403)	-	(403)
Balance at March 31, 2016	96,769,684	$519,873	$(2,523)	$(347,258)	$170,092

Balance at June 30, 2016	91,903,515	$496,990	$13	$(351,108)	$145,895
Net income	-	-	-	2,197	2,197
Dividends	-	-	-	(30,764)	(30,764)
Common stock issuance	2,622,251	14,549	-	-	14,549
Conversion of debt to common stock	6,736	64	-	-	64
Other comprehensive income	-	-	2,270	-	2,270
Balance at March 31, 2017	94,532,502	$511,603	$2,283	$(379,675)	$134,211

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Cash Flows

(000’s of U.S. Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Operating activities
Net income (loss)	$7,865	$3,769	$2,197	$(241)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income taxes	4,572	2,045	891	(497)
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	-	291	(190)	286
Unrealized foreign currency (gain) loss	(67)	(1,300)	680	(1,007)
Amortization of deferred financing costs	419	353	2,213	1,079
Non-cash stock compensation	-	983	5,802	3,967
Equity in net loss from unconsolidated investment	-	36	-	11
Gain on disposal of fixed assets	(566)	(1,305)	(1,350)	(1,810)
Depreciation and depletion expense	14,101	14,345	33,164	33,727
Amortization expense	786	782	2,360	2,360
Impairment of oil and gas assets	-	-	224	1,200
Changes in current assets and liabilities:
Accounts receivable	(3,189)	763	(39,600)	(23,691)
Prepaid expenses, inventory and other current assets	(3,035)	(531)	(8,360)	(6,364)
Accounts payable	7,897	(470)	1,229	(868)
Accrued expenses and other current liabilities	4,017	20,095	7,730	17,745
Changes in other assets and liabilities	(5,028)	(1,238)	(5,071)	(173)
Net cash provided by operating activities	27,772	38,618	1,919	25,724

Investing activities
Business acquisitions, net of cash acquired	-	(5,883)	-	(5,883)
Purchases of property and equipment	(2,327)	(1,972)	(28,604)	(56,851)
Proceeds on sale of equipment	887	572	2,529	1,514
Net cash used in investing activities	(1,440)	(7,283)	(26,075)	(61,220)

Financing activities
Issuance of Cdn$ 5.25% Convertible Debentures	-	-	65,764	-
Redemption of Senior Secured Notes	-	-	(35,000)	-
Redemption of US$ 6.25% Convertible Debentures	-	-	(59,936)	-
Redemption of Class B Series Three common shares	(2,302)	(25)	(2,457)	(265)
STI/ Class B Series Three common share exchange issuance fees	(119)	-	(119)	-
Repurchase of common stock	-	(1,073)	-	(2,284)
Financing fees	(12)	-	(4,724)	(122)
Common stock dividends	(9,600)	(10,052)	(28,625)	(28,219)
Borrowings on credit facility	26,055	26,300	242,899	162,733
Payments on credit facility	(42,883)	(42,872)	(156,223)	(97,494)
Net cash (used in) provided by financing activities	(28,861)	(27,722)	21,579	34,349

Effect of exchange rate changes on cash	53	118	88	18
Net (decrease) increase in cash and cash equivalents	(2,476)	3,731	(2,489)	(1,129)
Cash and cash equivalents at beginning of period	7,746	473	7,759	5,333
Cash and cash equivalents at end of period	$5,270	$4,204	$5,270	$4,204

See accompanying notes.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. Following the completion of the Share Exchange (see Note 8), STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”) and 100% of the outstanding shares of Parkview Transit. No other classes or series of shares of STA Holdings are currently outstanding.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2016.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at March 31, 2017. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Recently Adopted Accounting Standards

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which defines management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual and interim

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

reporting periods ending after December 15, 2016 with early adoption permitted. The Company has adopted ASU 2014-15 effective December 31, 2016. The adoption of this guidance did not have a material impact on the Company's financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30)-Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. The Company adopted this standard effective July 1, 2016. The Company adopted this guidance retrospectively, which resulted in a reduction of the June 30, 2016 non current asset balance by $3.2 million along with a corresponding reduction in the long term debt balance (see Note 4).

In September 2015, FASB issued ASU 2015-16 Business Combinations-Simplifying the Accounting for Measurement-Period Adjustment. This ASU eliminates the requirement to retrospectively account for measurement-period adjustments resulting from business combinations. Instead, these adjustments will be recognized in the period the adjustment amount is determined.

The Company adopted this standard for the first quarter of fiscal 2017 and the adoption had no impact on its consolidated financial statements.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This new revenue recognition standard will supersede most existing revenue recognition guidance and is intended to improve revenue recognition and related financial reporting requirements. The standard will require companies to review contract arrangements with customers and ensure that all separate performance obligations are properly recognized in compliance with the new guidance. The standard allows for either “full retrospective” or “cumulative effect” adoption. In July 2015, the FASB delayed the effective date of this standard. The Company is now required to adopt this standard effective July 1, 2018. Early adoption is permitted beginning with the original effective date of July 1, 2017. The Company is currently evaluating both the method of adoption as well as the impact that ASU 2014-09 will have on its consolidated financial statements and related disclosures.

In January 2016, FASB issued ASU 2016-01 Financial Instruments-Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (except those accounted for under the equity method of accounting or those that result in consolidation of the investee). The guidance also requires an entity to present separately, in other comprehensive income, the portion of the total change in the fair value of a liability resulting from a change in the instrument specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the guidance eliminates

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

the need for the entity to disclose the method and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet and requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. The Company is required to adopt this standard for the first quarter of fiscal 2018. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements, but currently does not anticipate this standard having a material impact on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 Leases (Topic 842). This guidance requires lessees to reflect most leases on their balance sheets. All entities will classify leases to determine how to recognize lease-related revenue and expenses. The Company is required to adopt this standard for the first quarter of fiscal 2020, with early adoption permitted. This standard must be adopted using a modified retrospective approach for leases that existed or are entered into after the beginning of the earliest comparative period presented. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements.

In August 2016, FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, guidance on eight specific cash flow issues with regard to how cash receipts and cash payments are presented and classified in the statement of cash flows in order to clarify existing guidance and reduce diversity in practice. The guidance is required to be adopted in the first quarter of 2018 on a retrospective basis, unless it is impracticable to apply, in which case it should be applied prospectively as of the earliest date practicable. Early adoption is permitted. The Company is currently evaluating the impact this guidance will have on its consolidated statement of cash flows.

In January 2017, FASB issued ASU 2017-04 Intangibles-Goodwill and Other (Topic 350) simplifying the Test for Goodwill Impairment. This guidance eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge (Step 2). As a result, entities will record an impairment charge based on the excess of a reporting units carrying amount over its fair value (Step 1). An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This guidance should be applied on a prospective basis. The guidance is effective for goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Company will be required to follow this method for future goodwill impairment tests.

In January 2017, FASB issued ASU 2017-01 Business Combinations (Topic 805) Clarifying the Definition of a Business. The guidance clarifies the definition of a business to assist entities with evaluating whether a set of transferred assets and liabilities is a business. When substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets is not a business. The guidance is effective

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company currently does not anticipate this standard having a material impact on its consolidated financial statements.

Certain prior period amounts have been reclassified to conform to current year presentation and such amounts were not material to prior periods.

3. Business Combinations

2016 Acquisitions

During January and February 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in a transportation consulting and management services firm and acquired a second transportation consulting services firm.  Earnings of the acquired companies were included in the Company’s results of operations from the acquisition dates. Total consideration paid in January and February 2016 approximated $7.2 million consisting of $6.2 million in cash and $1.0 million in common stock. The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first transportation consulting and management service firm.  The purchase price allocation consists of net working capital of $0.6 million, equipment of $0.2 million and goodwill of $8.1 million. Approximately $0.1 million of acquisition related costs have been recognized as an expense in the statement of operations during fiscal year 2016. The goodwill attributable to these acquisitions includes the opportunity to expand within the market place and other key competitive advantages. None of the goodwill related to these acquisitions is deductible for tax purposes.

The proforma impact of these acquisitions was immaterial to the Company’s consolidated financial statements.

4. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	March 31, 2017		June 30, 2016
	Current	Long Term	Current	Long Term
Fourth Amended and Restated Credit Agreement
Revolving credit facility	$-	$206,147	$-	$120,129
Convertible Debentures	-	120,310	-	117,696
Senior Secured Notes	-	-	-	35,000
Less: unamortized debt issuance costs on the Convertible Debentures and Senior Secured Notes	-	(4,187)	-	(3,153)
	$-	$322,270	$-	$269,672

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4. Debt (continued)

On July 27, 2016 the Company entered into a Fourth Amended and Restated Credit Agreement (the “Credit Agreement”). The new amended credit facility increased the commitments to $340.0 million (US $290.0 million and Canadian $50.0 million), from the previous commitments of $225.0 million and extended the maturity date to July 27, 2021. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The new amended facility also provides for a US $100 million “accordion feature”, which provides access to a larger facility should it be needed in the future. The amendment qualifies as a modification of debt. The Company used drawings under the Credit Agreement in part to repurchase the US $35.0 million Senior Secured Notes which were due November 10, 2016.

On August 16, 2016, the Company issued the Cdn$ 5.25% convertible unsecured subordinated debentures due September 30, 2021 at a price of $1,000 per debenture, for total gross proceeds of

$65.8 million (Cdn $85.0 million). The issue costs of approximately $3.2 million (Cdn $4.2 million) have been recorded as a component of debt on the balance sheet and are being amortized over the term of the debentures using the effective interest method. Interest on the Cdn$ 5.25% Convertible Debentures due September 30, 2021 is payable semi-annually, in arrears, on March 31 and September 30 of each year. Each Cdn$ 5.25% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $9.35 per common share (the “Cdn$ 5.25% Convertible Debenture Conversion Price”) which is equivalent to 106.9519 common shares for each Cdn $1,000 principal amount of the Cdn$ 5.25% Convertible Debentures .

On September 1, 2016, in accordance with the Note Purchase Agreement dated December 14, 2006, between the Company, Sun Life Assurance Company of Canada, London Life Insurance Company and Computershare Trust Company, N.A., the Company redeemed its Senior Secured Notes for $35.5 million in cash. The redemption amount was comprised of the principal amount of $35.0 million, plus interest and a make-whole payment totaling approximately $0.5 million in the aggregate.

On August 23, 2016, the Company announced that it called for the early redemption and settlement of the 6.25% US$ convertible unsecured subordinated debentures due June 30, 2018 (the “US$ 6.25% Convertible Debentures”). Subsequent to announcement, approximately $0.1 million of the US$ 6.25% Convertible Debentures were converted into 6,736 shares of common stock. On September 19, 2016 the Company redeemed the remaining $59.9 million principal amount of US$ 6.25% Convertible Debentures for cash in accordance with the Trust Indenture dated June 7, 2011, between STI and Computershare Trust Company of Canada governing the US$ 6.25% Convertible

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4. Debt (continued)

Debentures. In connection with the redemption, approximately $1.0 million in unamortized deferred financing costs were expensed in the nine months ended March 31, 2017.

The conversion feature of this debenture provided that the US dollar denominated notes could be converted into Canadian dollar denominated common shares of the Company. The conversion feature represented an embedded derivative that was required to be bifurcated and accounted for separately. The embedded derivative liability, which was included as a component of other liabilities in the consolidated balance sheet, was reduced to nil in connection with the early redemption.

The Company expects to be able to repay, renew or refinance its various loan facilitates and Convertible Debentures as they become due with other long term financing options.

The Company was in compliance with all debt covenants related to the Credit Agreement at March 31, 2017.

5. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At March 31, 2017 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 340,147 and 894,233 common shares during the nine months ended March 31, 2017 and 2016, respectively. The shares issued pursuant to the Plan represent non-cash dividends with values of $1.8 million and $3.6 million, for the nine months ended March 31, 2017 and 2016, respectively, which have been recorded as a non-cash financing activity in each period. The Plan was established to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

Pursuant to the its normal course issuer bid (“NCIB”), the Company was permitted to acquire up to a maximum amount of Common Shares equal to 8,403,185 in the twelve month period commencing October 26, 2015 and ending on October 26, 2016, subject to the Company’s senior debt agreement requirements. The Company did not repurchase any shares during the nine months ended March 31, 2017. During the nine months ended March 31, 2016, the Company repurchased 575,226 shares, with a value of $2.3 million, pursuant to the NCIB that was in effect at the time.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5. Common Shares (continued)

During September 2016, the Company issued 6,736 shares of stock having an approximate value of $0.1 million in connection with conversions of the Company’s US$ 6.25% Convertible Debentures, which were recorded as a non-cash financing activity. The remaining principal of these debentures were redeemed on September 19, 2016 (see Note 4).

On February 23, 2017, the Company issued 2,282,104 shares of stock having an approximate value of $12.8 million (net of fees of $0.1 million) in connection with the Share Exchange and redemption of the Class B Series Three common shares, which have been recorded as a non-cash financing activity (see Note 8).

During January and February 2016, the Company issued a total of 309,161 shares having an approximate value of $1.0 million in connection with the acquisition of the two transportation consulting and management services firms (see Note 3).

Common shares issued and outstanding are 94,532,502 at March 31, 2017.

The changes in accumulated other comprehensive income (loss) for foreign currency translation is as follows:

	2017	2016

Balance at June 30,	$13	$(2,120)
Foreign currency translation	2,270	(403)
Current period comprehensive income (loss)	2,270	(403)
Balance at March 31,	$2,283	$(2,523)

There were no reclassifications out of accumulated other comprehensive income (loss).

6. Earnings Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Weighted-average shares outstanding-basic	93,130,465	96,698,310	92,390,624	96,524,078
Potential dilutive effect of shares to be issued
to settle the debentures	17,378,202	14,603,082	17,695,939	14,603,082
Weighted-average shares outstanding-diluted	110,508,667	111,301,392	110,086,563	111,127,160

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

6. Earnings Per Share (continued)

The computations for basic and diluted earnings (loss) per common share are as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Net income (loss) -basic	$7,865	$3,769	$2,197	$(241)
Add back: Interest expense on debentures (net of tax)	1,037	1,100	3,592	3,338
Net income used for diluted earnings per share	8,902	4,869	5,789	3,097

Basic income per share	$0.08	$0.04	$0.02	$0.00
Diluted income per share	$0.08	$0.04	$0.02	$0.00

The conversion of the convertible debentures is anti-dilutive for both the three and nine months ended March 31, 2017 and 2016.

Potential dilution arising from the conversion of the convertible debentures for both the three and nine months ended March 31, 2017 and 2016 were excluded from the weighted average diluted shares outstanding as their effect was anti-dilutive.

7. Income Taxes

The effective income tax rate was 38.2% and 36.4% for the three months and nine months ended March 31, 2017. The effective income tax rate was 38.6% and 41.8% for the three months and nine months ended March 31, 2016. The quarter over quarter effective tax rate for the three months ended remained relatively unchanged. The decrease in the year over year effective tax rate for the nine months ended March 31, 2017 compared to March 31, 2016 was due primarily to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s income (losses) before income taxes resulting from the operations in each country. The gross amount of unrecognized tax benefit at March 31, 2017 is $0.4 million. This balance reflects a decrease of $0.1 million from June 30, 2016, as a result of the expiration of a statute of limitation.

8. Stock-Based Compensation

The shareholders of the Company approved the adoption of the STA Holdings Equity Incentive Plan (“EIP”) by STA Holdings in December 2005. The shareholders also approved the initial allotment of Class B common shares available for issuance under the EIP in December 2005, with subsequent approvals of additional allotments in November 2008 and November 2012. Following the Share Exchange described below, the EIP was terminated.

On November 8, 2016, the Company’s shareholders approved two special business items at the at the Company’s 2016 Annual and Special Meeting of shareholders. The first item related to the

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock-Based Compensation (continued)

approval of a new performance share grant plan of the Company (the “New PSG Plan”). The New PSG Plan will replace the EIP originally set up at the STA Holdings level. Under the New PSG Plan, participants will be eligible to receive performance share grant units from the Company (“PSG Units”) that are redeemable for common shares of the Company. The vesting of PSG Units will be based entirely upon the achievement of multiple pre-defined performance measures and, except in certain prescribed circumstances the PSG Units will vest over a three-year period. The first grant of PSG Units is expected to occur in the 2018 fiscal year. The second item related to the approval for the issuance of up to 2.7 million common shares by the Company to the holders of Class B Series Three common shares of STA Holdings in exchange for all issued and outstanding Class B Series Three common shares (the “Share Exchange”). The Share Exchange was expected to happen on or before February 28, 2017. On February 23, 2017, the Company issued 2,282,104 STI common shares in exchange for all of the outstanding Class B Series Three common shares. Following the Share Exchange, all of the outstanding Class B Series Three common shares were cancelled, and the Company owns 100% of the equity securities of STA Holdings.

The Class B Series Three shares which had been granted to management under the STA Holdings EIP were accounted for as a liability upon issuance, as a result of a “put” option they contained. The holders of the Class B Series Three common shares were entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares had an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

The Class B Series Three common shares granted were fully vested on the grant date. These shares were classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B Series Three common shares were recorded as a component of other (income) expense, in the consolidated statement of operations. Before the shares were redeemed in connection with the Share Exchange on February 23, 2017, the Company recorded income of twenty one thousand dollars and an expense of $1.1 million for the three and nine months ended March 31, 2017, associated with the change in fair value on the Class B Series Three common shares, which are recorded as a component of other (income) expense, in the consolidated statement of operations, (see Note 9 Equity Risk). The Company recorded an expense of $3.5 million and $1.7 million for the three and nine months ended March 31, 2016, associated with the change in fair value on the Class B Series Three common shares, which are recorded as a component of other (income) expense, in the consolidated statement of operations. The Company recorded $0.1 million and $0.6 million in dividend payments for the three months and nine months ended March 31, 2017. The Company recorded $0.2 million and $0.6 million in dividend payments for the three months and nine months ended March 31, 2016. These dividend payments are recorded as a component of other (income) expense, in the consolidated statement of operations.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock-Based Compensation (continued)

The following tables summarize the Class B Series Three common shares granted, (net of shares withheld for income tax withholding at the election of participants), shares redeemed and shares outstanding pursuant to the EIP:

For the three months ended March 31, 2017
Total outstanding
Shares outstanding at December 31, 2016	2,685,355
Redemptions	(403,251)
STI/B3 Share Exchange	(2,282,104)
Shares outstanding at March 31, 2017	0

For the nine months ended March 31, 2017
Total outstanding
Shares outstanding at June 30, 2016	2,056,771
Grants	655,646
Redemptions	(430,313)
STI/B3 Share Exchange	(2,282,104)
Shares outstanding at March 31, 2017	0

The Company recognized $5.8 million in non-cash stock based compensation expense related to the above grants during the nine months ended March 31, 2017, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 403,251 and 430,313 shares were “put” back to the Company during the three and nine months ended March 31, 2017. The Company paid $2.3 and $2.5 million associated with these puts during the three and nine months ended March 31, 2017. On February 23, 2017 the Company exchanged all of the remaining Class B Series Three common shares, having an approximate value of $12.8 million (of which $9.3 million was recorded in other current liabilities immediately prior to the exchange) into STI common shares. This exchange was recorded as a non-cash financing activity (see Note 5).

For the three months ended March 31, 2016
Total outstanding
Shares outstanding at December 31, 2015	1,957,330
Grants	183,575
Redemptions	(6,105)
Shares outstanding at March 31, 2016	2,134,800

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock-Based Compensation (continued)

For the nine months ended March 31, 2016
Total outstanding
Shares outstanding at June 30, 2015	1,591,211
Grants	605,020
Redemptions	(61,431)
Shares outstanding at March 31, 2016	2,134,800

The Company recognized $1.0 and $4.0 million in non-cash stock based compensation expense related to the above grants during the three and nine months ended March 31, 2016, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 6,105 and 61,431 shares were “put” back to the Company during the three months and nine months ended March 31, 2016. The Company paid twenty five thousand dollars and $0.3 million associated with these puts during the three and nine months ended March 31, 2016. The fair value of the Class B Series Three common shares outstanding at March 31, 2016 represented a liability of $11.1 million, of which $8.3 million was recorded in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

9. Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	March 31, 2017	June 30, 2016

Cash	$5,270	$7,759
Accounts receivable	102,453	63,018
Equity hedge	2,872	1,114
	$110,595	$71,891

Accounts payable	$10,165	$8,946
Other accrued liabilities	57,618	47,583
Class B Series Three share liability	-	10,449
Long-term debt (including portion due within one year)	322,270	269,672
Conversion right on 6.25% Convertible Debentures	-	190
Other long term liabilities	20,411	19,831
	$410,464	$356,671

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value.

The equity hedge was measured at fair value using valuation methodologies which includes using the forward price on the Company’s stock (see Equity Risk below). The fair value of the Class B Series Three common share liability was based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at March 31, 2017
	Level 1	Level 2	Level 3	Total
Equity hedge asset	-	(2,872)	-	(2,872)
	$-	$(2,872)	$-	$(2,872)

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

As at June 30, 2016
	Level 1	Level 2	Level 3	Total
Interest rate swap	-	$216	-	$216
Equity hedge asset	-	(1,114)	-	(1,114)
Class B Series Three common share liability	-	10,449	-	10,449
Conversion right on US$ 6.25% Convertible Debentures	-	-	190	190
Net liabilities	$-	$9,551	$190	$9,741

The following tables summarize the changes in the Company’s level 3 financial instrument for the nine months ended March 31, 2017 and 2016, respectively.

Conversion rights on US$ 6.25% Convertible Debentures
For the nine months ended March 31,	2017	2016

Balance at June 30,	$190	$9
Total unrealized (gain) loss:
Non-cash (gain) loss on conversion feature	(190)	286
FX impact on conversion feature	-	5
Balance at March 31,	$-	$300

The conversion rights expired in connection with the early redemption of the US$ 6.25% Convertible Debentures in September 2016 (see Note 4). The increase in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which increased to 25.5% from 17.0% in the nine months ended March 31, 2016.

The Company used a binomial model to fair value the conversion rights on the US$ 6.25% Convertible Debentures which took into account the Company’s stock price volatility, the bond yield and other market factors. This was considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. The expiration of the conversion rights led to income of $0.2 million in the consolidated statement of operations for the nine months ended March 31, 2017. The change in fair value of the conversion rights led to an expense of $0.3 million in the consolidated statement of operations for the nine months ended March 31, 2016.

There were no transfers within the fair value hierarchy during the nine months ended March 31, 2017.

The Company has exposure to interest rate risk, foreign currency exchange risk, equity risk and credit risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company also had in place an interest rate swap for a notional amount of $50.0 million of credit facility borrowings, which matured in February 2017. The swap was not designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap were recorded in the condensed consolidated statement of operations as a component of interest expense. The Company recorded a non cash gain of forty one thousand dollars and non cash gain of $0.2 million for the three and nine months ended March 31, 2017, in connection with the changes in fair value of the swap. The Company recorded a non cash loss of forty-five thousand dollars and non cash gain of $0.1 million for the three and nine months ended March 31, 2016, in connection with the changes in fair value of the swap. The Company has secured fixed rate financing in the form of its Convertible Debentures.

Foreign Currency Exchange Risk

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 and the Cdn$ 5.25% Convertible Debentures due September 30, 2021 (collectively the “Convertible Debentures”) are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the principal payment of the Convertible Debentures upon maturity. The Company uses it cash flows from its Canadian operations to partially mitigate the exchange risk on the Convertible Debenture interest payments.

The Company prepares its financial statements in U.S. dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a gain of $0.1 million for both the three and nine months ended March 31, 2017 on the translation of its monthly dividends into U.S. dollars. The Company recorded a loss of $0.6 million and a loss of $1.3 million for the three and nine months ended March 31, 2016 on the translation of its monthly dividends into U.S. dollars. Both of these transactions are recorded in foreign currency (gain) loss in the consolidated statements of operations.

Equity Risk

The Company had in place an equity hedge with a major Canadian bank to partially mitigate changes in the liability associated with the Class B Series Three common shares outstanding pursuant to the Company’s EIP plan (see Note 8). The equity hedge was not designated as a hedge for accounting purposes, therefore the changes in fair value of the equity hedge were recorded in

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

the consolidated statement of operations. The Company recorded a non cash gain of $0.4 million and a non cash gain of $1.7 million for the three and nine months ended March 31, 2017 in connection with the changes in fair value of the hedge, which is included in the consolidated statement of operations as a component of other (income) expense. The value of the equity hedge at March 31, 2017 represents an asset of $2.9 million all of which is recorded in other assets. Subsequent to the redemption of the Class B Series Three common shares in connection with the Share Exchange, the Company began the process to terminate the equity hedge with the Canadian bank.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

10. Impairment

On at least a quarterly basis, or as indicators of impairment are present, the Company performs an impairment analysis for its oil and gas assets (the “ceiling test”). Under US GAAP, the ceiling test requires the Company to use tax effected discount cash flows using a present value technique. The pricing assumption used in each ceiling test is defined as the twelve month average of realized prices for the current quarter end period. The results of the ceiling test led the Company to record an impairment charge of $0.2 million for the nine months ended March 31, 2017. Subsequent changes in the estimates of discounted cash flows and/or the pricing assumptions used in the ceiling test and a continued decline in oil and gas prices could result in further impairment in future periods.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Reportable operating segments:

	For the three months ended	For the three months ended	For the nine months ended	For the nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Revenue
Transportation	$184,916	$172,996	$463,620	$432,947
Oil and gas	271	245	919	1,057
	$185,187	$173,241	$464,539	$434,004
Operating earnings (losses)
Transportation	$16,113	$12,619	$16,494	$14,081
*Oil and gas	(122)	(409)	(682)	(2,420)
	15,991	12,210	15,812	11,661
Unallocated expenses	3,259	6,072	12,355	12,075
Tax expense (benefit)	4,867	2,369	1,260	(173)
Net income (loss)	$7,865	$3,769	$2,197	$(241)

*The oil and gas operating results include an impairment charge of $0.2 million and $1.2 million for the nine months ended March 31, 2017 and 2016, respectively.

	As at	As at
	March 31, 2017	June 30, 2016
Total Assets
Transportation	$582,679	$539,068
Oil and gas	5,342	6,108
	$588,021	$545,176

12. Commitments and Contingencies

During the nine months ended March 31, 2017, the Company entered into additional operating leases with nine major financial institutions to lease approximately $50.3 million in growth and replacement school vehicles for the 2016-2017 school year. The term of these leases is six years at effective fixed rates in the range of 1.9% to 4.4%. Annual lease payments on these additional leases will approximate $6.9 million per year for the term of the leases.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Commitments and Contingencies (continued)

Litigation

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. Although litigation is inherently unpredictable, the Company is not presently a party to any such litigation that the Company believes could reasonably be expected to have a material adverse effect on its business.

13. Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information

	As at	As at
	March 31, 2017	June 30, 2016

Prepaid Expenses
Prepaid Insurance	$18,458	$10,069
Other	3,074	4,261
	$21,532	$14,330

Other Current Assets
Fuel Tax Receivable	$1,963	$2,152
Other	2,349	1,064
	$4,312	$3,216

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$10,898	$8,914
Dividends Payable	13,778	13,480
Insurance	13,293	11,630
Wages and Benefits	11,222	8,729
Class B Shares	-	7,681
Taxes Payable	353	1,586
Deferred Revenue	2,837	621
Accrued Fixed Assets	-	306
Other	5,237	2,317
	$57,618	$55,264

Other Liabilities
Insurance	$18,925	$18,522
Other	1,486	1,499
	$20,411	$20,021